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                                                                     EXHIBIT H-2


SECURITIES AND EXCHANGE COMMISSION

(RELEASE NO. 35-       ; 70-10108)

AMERICAN TRANSMISSION COMPANY, LLC, ET AL.

SUPPLEMENTAL ORDER CLARIFYING ORDER AUTHORIZING ISSUANCE OF SHORT-TERM DEBT, LONG-TERM DEBT, PREFERRED SECURITIES, GUARANTEES, EQUITY INTERESTS; AND RESERVING JURISDICTION

JUNE __, 2003



         By order dated May 15, 2003 (HCAR No. 27678) (the "Order"), the Commission authorized American Transmission Company LLC ("ATC LLC"), a Wisconsin limited liability company, and ATC Management Inc. ("ATCMI"), a Wisconsin corporation (together, the "Applicants" or "ATC") to engage in certain financing transactions, including the issue and sale of member interests ("Member Interests") in ATC LLC and shares of Class A and Class B stock ("Class A Shares" and "Class B Shares" respectively) of ATCMI. Applicants have asked the Commission to clarify that that the aggregate amount of Member Interests and Class A and Class B Shares outstanding at any one time during the Authorization Period will not exceed $393 million plus the value at such time of the Member Interests and Class A and Class B Shares outstanding as of the date of the Order.

         IT IS ORDERED under the applicable provisions of the Act and the rules under the Act, that the post-effective amendment to the Application is permitted to become effective immediately, subject to the terms and conditions prescribed in the Order.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.